U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                                   FORM 12B-25

NOTIFICATION OF LATE FILING                       SEC FILE NUMBER
                                                      0-28184
(Check One):                                       CUSIP NUMBER

[X] Form 10-K and Form 10-KSB       [ ] Form 20-F      [ ] Form 11-K
[ ] Form 10-Q and Form 10-QSB       [ ] Form N-SAR

                  For Period Ended:   September 30, 1998

                 [ ] Transition Report on Form 10-K
                 [ ] Transition Report on Form 20-F
                 [ ] Transition Report on Form 11-K
                 [ ] Transition Report on Form 10-Q
                 [ ] Transition Report on Form N-SAR

                 For the Transition Period Ended:

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

 Part I     Registrant Information

      Full Name of Registrant:    Wireless Data Solution, Inc.

      Address of Principal Executive Office (Steet and Number)
         1016 Shore Acres Drive, Leesburg, FL 34748

 Part II   Rules 12b-25 (b) and (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

      [X]     (a)     The reasons described in reasonable detail in Part III of
 this form could not be eliminated without unreasonable effort or expense;

      [X]     (b)     The subject yearly report in Form 10-KSB, will be
 filed on or before the fifteenth calender day following the prescribed due date; and

      [ ]     (c)     The accountant's statement or other exhibit required by
 Rule 12b-25 (c) has been attached if applicable.

 Part III     Narrative

      State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q, and Form 10-QSB, N-SAR, or the transition report or,portion thereof could not be filed within the prescribed period.

     More time is needed to accumulate and verify information.

 Part IV    Other Information

     (1) Name and telephone number of person to contact in regard to this notification:

              Michael B. McLaughlin       (352) 323-1295

     (2)      Have all other periodic reports required under section 13 or
 15 (d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the
 answer is no, identify report(s).  [X] Yes    [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or
 portion thereof?  [X] Yes     [ ] No

     If so: attach an explanation of the anticpated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

  Narrative explanation of anticpated change:

      Wireless Data Solutions, Inc. sells hardware products, primarily to the concrete ready-mix industry. In the sales process, they work closely with four major software companies which supply software to the ready-mix industry. The four major suppliers have been conducting beta testing of new dispatching software in 1998 with limited introduction of new products. In fiscal 1999, Wireless Data Solutions, Inc. expects to open new markets to reduce the dependancy on the concrete ready-mix industry.

   Quantitative changes:

       1997 Revenues were $2,406,902  Vs.
       1998 Revenues of $1,514,108

       1997 Net Income was $81,587  Vs.
       1998 Net Loss of ($281,158)


                     WIRELESS DATA SOLUTION, INC.
               (Name of Registrant as specified in Charter)

 has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

 Date:  December 28, 1998       By:   /s/  Michael B. McLaughlin
                                             Michael B. McLaughlin, President